Exhibit 99.1

TransAlta Reports Strong First Quarter 2021 Results led by Exceptional Performance at Alberta Hydro

CALGARY, AB, May 13, 2021 /CNW/ -

First Quarter 2021 Highlights

  Comparable EBITDA(1) of $310 million, an increase of $90 million or 41 per cent compared to the same period in 2020
  Free cash flow ("FCF")(1) of $129 million or $0.48 per share compared to $109 million or $0.39 per share, a 23 per cent increase on a per share basis, for the same period in 2020
  Hydro segment delivered $77 million of comparable EBITDA, an increase of $51 million or 96 per cent compared to the same period in 2020
  Adjusted availability was 88.6 per cent compared to 92.8 per cent for the same period in 2020

Other Highlights

  On Dec. 31, 2020, all power purchase arrangements ("Alberta PPAs") with the Alberta Balancing Pool for TransAlta's Alberta Hydro facilities, Keephills Units 1 and 2 and Sheerness Units 1 and 2, expired and these facilities began fully merchant operations in the Alberta electricity market
  Completion of Sundance Unit 6 and Sheerness Unit 1 conversions to gas-fired generation
  Commenced gas conversion of Keephills Unit 2 with planned completion during the second quarter of 2021
  Windrise wind project construction was 84 per cent complete as of March 31, 2021
  Extended $1.25 billion Syndicated Credit facility to June 2025 and converted the facility into a Sustainability Linked Loan aligning the cost of borrowing to TransAlta's greenhouse gas emissions reductions and gender diversity targets

Subsequent Events & Updates

  Launched 130 MW Garden Plain wind project with an 18-year power purchase agreement with Pembina Pipeline Corporation for 100 MW of renewable electricity and associated environmental attributes
  Completed 10-year contract extension at Sarnia cogeneration facility with large industrial off-taker
  Settled the litigation with Mangrove Partner's Master Fund Ltd.

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the quarter ended March 31, 2021.

"TransAlta delivered excellent results during the first quarter, ahead of our financial expectations. Our strong performance was led by our Alberta Hydro fleet as we experienced the first few months of fully merchant operations in the Alberta electricity market. Our strategically diversified fleet of hydro, wind, energy storage and thermal assets demonstrated its competitiveness and continued value in the new market structure," said John Kousinioris, President and Chief Executive Officer. "Our Energy Marketing segment also had an exceptional start to the year with favourable trading results across North America. Given these exceptional results, we expect performance to track to the upper end of the range of our 2021 guidance."

Set out below are additional highlights from the quarter as well as more details regarding the Company's financial results and liquidity and financial position.

Financial Results
The Company reported an exceptional first quarter 2021 result with comparable EBITDA(1) of $310 million compared to $220 million in the same period of 2020. Funds from operations ("FFO")(1) were $211 million for the quarter compared to $172 million in the same period of 2020.

Comparable EBITDA for the three months ended March 31, 2021 increased by $90 million compared with the same period in 2020, largely due to higher comparable EBITDA at the Hydro and Energy Marketing segments and lower expenses in the Corporate segment. The Hydro segment's strong performance was due to higher average merchant prices in the Alberta power market coupled with the expiry of the Alberta PPAs, which resulted in the elimination of the net obligation payments provided to the Alberta Balancing Pool in the prior period.  The Energy Marketing segment also had exceptional performance resulting from favourable short-term trading of both physical and financial power and gas products across all North American markets.  The Corporate segment reported lower expenses driven by receipt of the Canada Emergency Wage Subsidy ("CEWS") funding and realized gains from a total equity swap that hedged the employee share-based incentive plans. This was partially offset by lower performance at the Centralia segment due to an unplanned outage occurring during a period of higher merchant pricing in the first quarter of 2021.

FCF(1), one of the Company's key financial metrics, totaled $129 million for the three months ended March 31, 2021, an increase of $20 million compared to the same period in 2020, driven primarily by the higher comparable EBITDA noted above. FCF reflects the after-tax performance as well as the impact of the settlement of provisions and higher distributions paid to subsidiaries' non-controlling interests.

Operations, maintenance and administration ("OM&A") expenses for the three months ended March 31, 2021 decreased by $23 million compared to the same period in 2020 as variability caused by the total return swap resulted in a favourable period-over-period change of  $18 million and the receipt of CEWS funding of $8 million provided a further benefit.  Excluding the impact of the total return swap and CEWS funding, OM&A expenses increased slightly due to increased staff costs, legal expenses and higher insurance premiums.

Liquidity and Financial Position
The Company continues to maintain a strong financial position in part due to our long-term contracts and hedged positions. At the end of the first quarter, TransAlta had access to $2.1 billion in liquidity including $648 million of cash and cash equivalents.

Alberta Electricity Portfolio
On Dec. 31, 2020, the Alberta PPAs expired and, effective Jan. 1, 2021, the applicable facilities began operating on a fully merchant basis in the Alberta market, forming a core part of our Alberta electricity portfolio optimization activities. The variability in production by facility is driven by the diversity in our fuel types, which enables portfolio management, and allows for maximization of operating margins. The Alberta portfolio includes hydro, wind, energy storage and thermal units. A portion of the baseload generation in the portfolio can be hedged to provide cash flow certainty.

In the three months ended March 31, 2021, the Hydro and Alberta Thermal segments achieved realized power prices of $122/MWh and $87/MWh respectively compared to the Alberta spot price, which averaged $95/MWh. The Company was able to benefit during higher-priced periods by optimizing dispatch in the Hydro segment while our hedging positions at Alberta Thermal minimized unfavourable market pricing during lower priced hours in the quarter.

Other Activities

Conversion to Gas
On Feb. 1, 2021, we announced the completion of TransAlta's first conversion to gas-fired generation at Sundance Unit 6. The Sheerness Unit 1 conversion to gas was also completed in the quarter and was returned to service on March 31, 2021.  The Keephills Unit 2 gas conversion is currently in progress with planned completion in the second quarter.

During the quarter, we advanced detailed engineering for the Sundance 5 repowering project.  As a result of the detailed design review, the Company's cost estimate for the project has increased and is now in the estimated range of $900 to $950 million.  Project costs have increased to account for changes in final design. In addition, a decision was made to upgrade the high-pressure turbine as part of the repowering scope to allow for maximum operating flexibility in the unit going forward. The Company expects to issue full notice to proceed later this year and the target completion date for Sundance 5 is now estimated for H1 2024.

Windrise Wind
Construction activities on the Windrise wind project continues to advance with procedures in place to protect the construction team during the COVID-19 pandemic. The construction schedule has been modified to reflect a COVID-19-related delay in the delivery of the wind turbine components. The project began receiving wind turbine generators on site in mid-Oct. 2020. The bulk of the major equipment has been delivered to site and turbine erection activities have commenced. The project has advanced significantly and, as at the end of March 2021, was approximately 84% complete. In addition, the main transmission line is progressing well and remains on track for energization during the second quarter. The project is tracking to be completed during the second half of 2021.

Sarnia Recontracting
On May 12, 2021, the Company executed an Amended and Restated Energy Supply Agreement with one of its large industrial customers at the Sarnia cogeneration facility which provides for the supply of electricity and steam.  This agreement will extend the term of the original agreement from Dec. 31, 2022 to Dec. 31, 2032.  However, if the Company is unable to enter into a new contract with the Ontario Independent Electricity System Operator ("IESO") or enter into agreements with its other industrial customers at the Sarnia cogeneration facility that extend past Dec. 31, 2025, then this agreement will automatically terminate on Dec. 31, 2025.  The current contract with the IESO in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. The Company is in active discussions with the three other existing industrial off-takers regarding extensions to their supply of electricity and steam from the Sarnia cogeneration facility on comparable terms.

Kaybob Cogeneration
The Company will not be proceeding with the Kaybob cogeneration facility as a result of Energy Transfer Canada ULC's ("ET Canada"), formerly known as SemCAMS Midstream ULC, purported termination of the agreements to develop, construct and operate the 40 MW cogeneration facility at the Kaybob South No. 3 sour gas processing plant. As a result, the Company has recorded an impairment of $27 million in the first quarter of 2021. TransAlta has commenced an arbitration seeking full compensation for ET Canada's wrongful termination of the agreements. A hearing for this matter has not yet been scheduled.

COVID-19 Response Update
The World Health Organization declared a Public Health Emergency of International Concern relating to COVID-19 on Jan. 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic.

The Company continues to operate under its business continuity plan, which focused on ensuring that: (i) employees who can work remotely do so; and (ii) employees who operate and maintain our facilities, and who are not able to work remotely, are able to work safely and in a manner that ensures they remain healthy. During the second and third quarters of 2020, the Company successfully brought employees who were working remotely back to the office without compromising health and safety standards. In December 2020, as a result of rising COVID-19 case counts in the Province of Alberta and in light of office attendance restrictions eventually imposed by the Government of Alberta, staff at TransAlta's head office returned to remote work protocols. All of TransAlta's offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available and in use. Further, TransAlta maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

All of our facilities continue to remain fully operational and are capable of meeting our customers' needs. The Company continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

The Company continues to maintain a strong financial position due in part to its long-term contracts and hedged positions and its ample financial liquidity.

Segment Results

First Quarter 2021 Segmented Results Comparable EBITDA (C$ millions)	3 Months Ended
	March 31, 2021	March 31, 2020
Hydro	77	26
Wind and Solar	76	74
North American Gas	35	29
Australian Gas	32	30
Alberta Thermal	43	44
Centralia	12	33
Energy Marketing	43	13
Corporate	(8)	(29)
Total Comparable EBITDA(1)	310	220
  Hydro: Comparable EBITDA for the three months ended March 31, 2021, increased by $51 million compared with the same period in 2020. On Dec. 31, 2020, the Alberta PPAs expired and, effective Jan. 1, 2021, all of TransAlta's Alberta Hydro facilities began operating on a merchant basis in the Alberta power market. The Company was able to optimize revenues on the merchant facilities through increased water flow during periods of higher realized prices in the Alberta market and benefited from the elimination of payment obligations to the Alberta Balancing Pool. This was partially offset by lower ancillary service volumes.
  Wind and Solar: Comparable EBITDA for the three months ended March 31, 2021, increased by $2 million compared with the same period in 2020 primarily due to the added Skookumchuck facility and higher pricing in Alberta, which was partially offset by lower production due to weaker wind resources from the balance of the fleet.
  North American Gas: Comparable EBITDA for the three months ended March 31, 2021, increased by $6 million compared to the same period in 2020 primarily due to the acquisition of the Ada facility and higher realized pricing in Alberta.
  Australian Gas: Comparable EBITDA for the three months ended March 31, 2021, increased by $2 million compared with the same period in 2020. The increase was mainly due to the timing of legal fees and the strengthening of the Australian dollar relative to the Canadian dollar.
  Alberta Thermal: Comparable EBITDA for the three months ended March 31, 2021, decreased by $1 million compared to the same period in 2020. Higher Alberta pricing was offset by lower production and higher fuel and carbon compliance costs.
  Centralia:  Comparable EBITDA for the three months ended March 31, 2021, decreased by $21 million compared to the same period in 2020 primarily due to an outage occurring during a period of higher merchant pricing in the first quarter of 2021.
  Energy Marketing: Comparable EBITDA for three months ended March 31, 2021, increased by $30 million compared to the same period in 2020 resulting from favourable short-term trading of both physical and financial power and gas products across all North American markets.
  Corporate: Corporate costs for the three months ended March 31, 2021, decreased by $21 million compared to the same period in 2020. These changes were primarily due to the receipt of CEWS funding and realized gains from the total return swap. A portion of the settlement cost of our employee share-based payment plans is hedged by entering into total return swaps, which are cash settled every quarter.

Consolidated Financial Highlights

Net loss attributable to common shareholders, for the three months ended March 31, 2021, was $30 million compared to net earnings of $27 million in the same period in 2020. The decrease was largely due to higher fuel and purchased power costs, asset impairments, an increase in tax expense and higher earnings related to non-controlling interests. This decrease was partially offset by higher revenues, favourable changes in foreign exchange rates and lower OM&A.

Total sustaining capital expenditure of $34 million was $5 million higher compared to 2020 primarily due to higher planned major maintenance at our Alberta Thermal segment.

First Quarter 2021 Highlights

In C$ millions, unless otherwise stated	3 Months Ended
	March 31, 2021	March 31, 2020
Comparable EBITDA(1)	$310	$220
Free cash flow(1)	$129	$109
Adjusted availability (%)	88.6	92.8
Production (GWh)	5,541	6,486
Revenues	$642	$606
Fuel and purchased power(2)	$243	$193
Carbon compliance(2)	$50	$45
Operations, maintenance and administration	$105	$128
Net loss attributable to common shareholders	$(30)	$27
Cash flow from operating activities	$257	$214
Funds from operations(1)	$211	$172
Net loss per share attributable to common shareholders, basic and diluted	$(0.11)	$0.10
Funds from operations per share(1)	$0.78	$0.62
Free cash flow per share(1)	$0.48	$0.39
Dividends declared per common share	$—	0.0425
Dividends declared per preferred share(3)	$—	$0.2562

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available May 13, 2021 on the Investor Centre of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Notes
(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Discussion of Consolidated Financial Results sections of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)  In the first quarter of 2021, carbon compliance costs have been reclassified from fuel and purchase power costs and disclosed separately. Prior periods have been adjusted for comparative purposes.
(3) Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, May 13, 2021, to discuss our first quarter 2021 results. The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, Executive Vice President, Finance and Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

First Quarter 2021 Conference Call:
Toll-free North American participants call: 1-888-231-8191

Webcast link: https://produceredition.webcasts.com/starthere.jsp?ei=1454542&tp_key=0857bc2acf51fba21d14

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta passcode 9990399 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "will", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following: the conversion of Keephills Unit 2 and the timing thereof; the potential impact of COVID-19 on the Company and the actions to be undertaken by the Company in response to the COVID-19 pandemic; the Windrise wind project and the timing for commercial operation; the Sundance 5 repowering, including the total costs thereof and the expected timing for completion; the Garden Plain wind project; and the dispute with ET Canada and the ability of the Company to recover full compensation from ET Canada.  The forward-looking statements contained in this news release are based on many assumptions and are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by the forward-looking statements contained in this news release include risks relating to the impact of COVID-19, the impact of which will largely depend on the overall severity and duration of COVID-19, which cannot currently be predicted, and which present risks including, but not limited to: more restrictive directives of government and public health authorities; reduced labour availability impacting our ability to continue to staff the Company's operations and facilities; impacts on the Company's ability to realize its growth goals; decreases in short-term and/or long-term electricity demand and lower power pricing; increased costs resulting from the Company's efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets; a higher rate of losses on accounts receivables due to credit defaults; further disruptions to the Company's supply chain; impairments and/or write-downs of assets; and adverse impacts on the Company's information technology systems and the Company's internal control systems, including increased cybersecurity threats. Other factors that may adversely impact the Company's forward-looking statements include, but are not limited to: operational risks involving the Company's facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-related risks; disruptions in the source of water, wind, solar or gas resources required to operate our facilities; ability to secure regulatory approvals for projects under development and construction; natural disasters; equipment failure and our ability to carry out repairs in a cost-effective or timely manner; and industry risks and competition. The foregoing risk factors, among others, are described in further detail in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended Dec. 31, 2020, which are available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's expectations only as of the date of this news release. The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

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%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 06:58e 13-MAY-21